DYNACQ HEALTHCARE, INC.

4301 VISTA ROAD, PASADENA, TEXAS 77504

October 2, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Jeffrey Riedler, Assistant Director

Re:	Dynacq Healthcare, Inc.

Information Statement on Schedule 14C

Filed September 24, 2012

File No. 000-21574

Ladies and Gentlemen:

On September 24, 2012, Dynacq Healthcare, Inc. (the “Company”) filed a Preliminary Information Statement on Schedule 14C (the “Information Statement”). By letter dated October 2, 2012, the Company has received the comment of the staff of the Division of Corporation Finance (the “Staff”) relating to the Information Statement (the “Comment Letter”).

In response to the Comment Letter, the Company has filed Amendment No. 1 to the Information Statement (the “Amendment”). The following repeats the comment in the Comment Letter for your convenience, followed by the Company’s response to the comment.

1.	We note that the information statement is informing shareholders of action taken by written consent in lieu of a special meeting approving the removal of Ping S. Chu, James G. Gerace and Stephen L. Huber from their positions as members of your Board of Directors. Please advise us which shareholders consented to the removal of these directors and their relationship to management, if any.

Response: In response to the Staff’s comment, the Company has added disclosure on page 3 of the Information Statement listing the shareholders who consented to the removal of the directors and their relationship to management, if any.

Securities and Exchange Commission

October 2, 2012

The Company hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 378-2000 or Brian P. Fenske at (713) 651-5557 or Davor Vukadin at (713) 651-5238, each of Fulbright & Jaworski L.L.P., counsel to the Company.

Very truly yours,

DYNACQ HEALTHCARE, INC.

By:	/s/ Dr. Eric K. Chan
Dr. Eric K. Chan
Chief Executive Officer and President

DV/jy

cc:	Johnny Gharib (Securities and Exchange Commission)
Daniel Greenspan (Securities and Exchange Commission)
Brian P. Fenske (Fulbright & Jaworski L.L.P.)
Davor Vukadin (Fulbright & Jaworski L.L.P.)